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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                             HAWAIIAN AIRLINES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    419849104
                                 (CUSIP Number)

                               Mr. Bruce G. Wilcox
                              Cumberland Associates
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 536-9700
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                December 20, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ].


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                                  SCHEDULE 13D

CUSIP No. 419849104

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CUMBERLAND ASSOCIATES

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        a[ ]
                                                                        b[X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
         WC,00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

                           7.  SOLE VOTING POWER
                               1,613,000

 NUMBER OF                 8.  SHARED VOTING POWER
  SHARES
BENEFICIALLY                   287,000
 OWNED BY
   EACH                    9.  SOLE DISPOSITIVE POWER
 REPORTING
  PERSON                       1,613,000
   WITH
                          10.  SHARED DISPOSITIVE POWER
                               287,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,900,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.94%

14.  TYPE OF REPORTING PERSON*
          PN, IA

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Item 1.  Security and Issuer.

                  This statement amends and supplements the information set forth in the Schedule 13D filed by Cumberland Associates with the Securities and Exchange Commission (the "Commission") on October 11, 1996 and constitutes Amendment No. 1 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

                  The first paragraph of Item 3 is revised and amended in its entirety as set forth below:

                  As of the date hereof, Cumberland Associates held and beneficially owned 1,900,000 shares of Common Stock. The aggregate purchase price of the Common Stock purchased by Cumberland Associates on behalf of Cumberland Partners, LongView Partners and the other managed accounts was $6,175,000. Of this amount, Cumberland Associates invested approximately $4,463,973 on behalf of Cumberland Partners, $778,277 on behalf of LongView Partners and $932,750 on behalf of eight of Cumberland Associates' other account holders. The source of funds for the purchase of all such Common Stock by Cumberland Associates was a combination of investment capital contributed by Cumberland Partners, LongView Partners and the eight other managed accounts and margin borrowings through the margin accounts of the account holders maintained with Morgan Stanley & Co. Incorporated.



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Item 5.  Interest in Securities of the Issuer.

                  The first paragraph of Item 5 is revised and amended in its entirety as set forth below:


                  As of the date hereof, Cumberland Associates beneficially owned the aggregate number and percentage of outstanding Common Stock set forth below:

         Number of Shares                   Percentage
         ----------------                   ----------
            1,900,000(1)                     4.94%(2)

-----------------------
(1) As to 1,900,000 Shares of which, there is sole voting power and sole power to dispose or to direct the disposition of such Shares; as to 287,000 Shares of which, there is shared voting power and shared power to dispose or to direct the disposition of such Shares because the eight other account holders may be deemed beneficial owners of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate their discretionary accounts within a period of 60 days.

(2) Based on the 38,500,000 shares of Common Stock outstanding, as indicated in the Company's Form 10-Q for the quarterly period ended September 30, 1996.


                  Set forth in Appendix A attached hereto and incorporated herein by reference are descriptions of the transactions in the Common Stock effected by Cumberland Associates within past 60 days. As of the date of this filing, Cumberland Associates is no longer the beneficial owner of more than 5% of the Common Stock.


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                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    December 30, 1996


                                           CUMBERLAND ASSOCIATES


                                            By: /s/ Andrew Wallach
                                                    Andrew Wallach
                                                    General Partner


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                                   APPENDIX A*


1.  TRANSACTIONS EFFECTED BY CUMBERLAND ASSOCIATES


  DATE OF         NO. OF UNITS          NO. OF UNITS      PRICE PER
TRANSACTION         PURCHASED               SOLD             UNIT
-----------       ------------          ------------      ---------
12/19/96             127,540                               $3.0208
12/20/96               2,000                                3.1875

------------------------
 *  The transactions set forth in this Appendix were regular way transactions.